No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2022

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month period ended December 31, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: February 9, 2022

February 9, 2022

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL THIRD QUARTER AND

THE FISCAL NINE-MONTH PERIOD ENDED DECEMBER 31, 2021

Tokyo, February 9, 2022 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month period ended December 31, 2021.

Nine Months Results

While the global economy which had slowed down due to the spread of coronavirus disease 2019 (COVID-19) has continued to be on a recovery track, it has still continued to affect Honda’s consolidated financial results for the nine months ended December 31, 2021.

Resulting from travel restriction measures in certain countries or regions, the production activities of some of Honda’s production bases were also affected mainly due to restrictions on employees’ commute to the workplaces and delays in the supply of parts within the supply chain. Some dealers were obliged to suspend business, shorten business hours, or reduce services such as inspections and repairs. However, there is no significant impact on Honda’s consolidated financial results for the nine months ended December 31, 2021.

Honda’s consolidated sales revenue for the nine months ended December 31, 2021 increased by 11.8%, to JPY 10,677.0 billion from the same period last year, due mainly to increased sales revenue in Motorcycle business and Financial services business operations as well as positive foreign currency translation effects. Operating profit increased by 50.3%, to JPY 671.6 billion from the same period last year, due mainly to an increase in profit attributable to increased sales revenue and model mix as well as decreased selling, general and administrative expenses. Profit before income taxes increased by 28.3%, to JPY 845.2 billion from the same period last year. Profit for the period attributable to owners of the parent increased by 31.1%, to JPY 582.1 billion from the same period last year.

Earnings per share attributable to owners of the parent for the period amounted to JPY 337.92, an increase of JPY 80.71 from the corresponding period last year. One Honda American Depository Share represents one common share.

Third Quarter Results

Consolidated sales revenue for the three months ended December 31, 2021 decreased by 2.2%, to JPY 3,688.7 billion from the same period last year, due mainly to decreased sales revenue in Automobile business operations. Operating profit decreased by 17.4%, to JPY 229.4 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix. Profit before income taxes decreased by 26.3%, to JPY 284.8 billion from the same period last year. Profit for the period attributable to owners of the parent decreased by 32.1%, to JPY 192.9 billion from the same period last year.

Earnings per share attributable to owners of the parent for the period amounted to JPY 112.42, a decrease of JPY 52.09 from the corresponding period last year.

Consolidated Statements of Financial Position for the Fiscal Nine Months Ended December 31, 2021

Total assets increased by JPY 328.7 billion, to JPY 22,249.7 billion from March 31, 2021 due mainly to increased other financial assets as well as positive foreign currency translation effects, which was partially offset by a decrease in receivables from financial service as well as cash and cash equivalents. Total liabilities decreased by JPY 334.7 billion, to JPY 12,213.4 billion from March 31, 2021 due mainly to a decrease in financing liabilities as well as provisions. Total equity increased by JPY 663.4 billion, to JPY 10,036.3 billion from March 31, 2021 due mainly to increased retained earnings attributable to profit for the period.

Consolidated Statements of Cash Flows for the Fiscal Nine Months Ended December 31, 2021

Consolidated cash and cash equivalents on December 31, 2021 decreased by JPY 67.5 billion from March 31, 2021, to JPY 2,690.4 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to JPY 947.8 billion of cash inflows. Cash inflows from operating activities increased by JPY 121.6 billion from the same period last year, due mainly to increased cash received from customers, which was partially offset by increased payments for parts and raw materials.

Net cash used in investing activities amounted to JPY 381.7 billion of cash outflows. Cash outflows from investing activities decreased by JPY 281.8 billion from the same period last year, due mainly to decreased payments for acquisitions of investments accounted for using the equity method as well as increased proceeds from sales and redemptions of other financial assets.

Net cash used in financing activities amounted to JPY 692.1 billion of cash outflows. Cash outflows from financing activities increased by JPY 773.6 billion from the same period last year, due mainly to decreased proceeds from financing liabilities and increased dividends paid.

Forecasts for the Fiscal Year Ending March 31, 2022

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2022, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2022

	Yen (billions)	Changes from FY 2021
Sales revenue	14,550.0	+ 10.5%
Operating profit	800.0	+ 21.2%
Profit before income taxes	1,020.0	+ 11.6%
Profit for the year	720.0	+ 3.5%
Profit for the year attributable to owners of the parent	670.0	+ 1.9%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	389.54

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 111 for the full year ending March 31, 2022.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2022 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	+ 74.7
Cost reduction, the effect of raw material cost fluctuations, etc.	- 35.0
SG&A expenses	+ 9.0
R&D expenses	- 50.0
Currency effect	+ 141.0

Operating profit compared with fiscal year ended March 31, 2021	+ 139.7

Share of profit of investments accounted for using the equity method	- 62.7
Finance income and finance costs	+ 28.8

Profit before income taxes compared with fiscal year ended March 31, 2021	+ 105.9

Dividend per Share of Common Stock

The interim dividend for the fiscal year ending March 31, 2022, was JPY 55 per share of common stock. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2022, is JPY 110 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

[1] Condensed Consolidated Statements of Financial Position

March 31, 2021 and December 31, 2021

	Yen (millions)
	Mar. 31, 2021	Dec. 31, 2021
Assets
Current assets:
Cash and cash equivalents	2,758,020	2,690,451
Trade receivables	801,814	716,296
Receivables from financial services	1,794,654	1,613,208
Other financial assets	295,307	407,358
Inventories	1,545,600	1,799,424
Other current assets	383,696	368,076

Total current assets	7,579,091	7,594,813

Non-current assets:
Investments accounted for using the equity method	891,002	902,008
Receivables from financial services	3,619,896	3,674,233
Other financial assets	628,533	765,484
Equipment on operating leases	4,919,916	5,075,682
Property, plant and equipment	3,021,514	2,971,461
Intangible assets	818,763	822,570
Deferred tax assets	99,552	100,540
Other non-current assets	342,763	342,988

Total non-current assets	14,341,939	14,654,966

Total assets	21,921,030	22,249,779

Liabilities and Equity
Current liabilities:
Trade payables	1,088,061	1,033,941
Financing liabilities	3,005,624	3,103,481
Accrued expenses	415,106	297,558
Other financial liabilities	182,145	149,109
Income taxes payable	47,793	55,632
Provisions	362,151	262,373
Other current liabilities	614,577	616,044

Total current liabilities	5,715,457	5,518,138

Non-current liabilities:
Financing liabilities	4,715,361	4,486,260
Other financial liabilities	280,809	279,399
Retirement benefit liabilities	358,532	362,516
Provisions	278,890	252,876
Deferred tax liabilities	842,001	942,801
Other non-current liabilities	357,141	371,472

Total non-current liabilities	6,832,734	6,695,324

Total liabilities	12,548,191	12,213,462

Equity:
Common stock	86,067	86,067
Capital surplus	172,049	185,554
Treasury stock	(273,786)	(328,443)
Retained earnings	8,901,266	9,294,994
Other components of equity	196,710	532,690

Equity attributable to owners of the parent	9,082,306	9,770,862
Non-controlling interests	290,533	265,455

Total equity	9,372,839	10,036,317

Total liabilities and equity	21,921,030	22,249,779

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the nine months ended December 31, 2020 and 2021

	Yen (millions)
	Nine months ended Dec. 31, 2020	Nine months ended Dec. 31, 2021
Sales revenue	9,546,713	10,677,013
Operating costs and expenses:
Cost of sales	(7,594,521)	(8,486,750)
Selling, general and administrative	(1,004,211)	(955,247)
Research and development	(500,981)	(563,371)

Total operating costs and expenses	(9,099,713)	(10,005,368)

Operating profit	447,000	671,645

Share of profit of investments accounted for using the equity method	204,570	157,034
Finance income and finance costs:
Interest income	13,572	18,737
Interest expense	(8,563)	(9,669)
Other, net	2,128	7,491

Total finance income and finance costs	7,137	16,559

Profit before income taxes	658,707	845,238
Income tax expense	(186,809)	(229,035)

Profit for the period	471,898	616,203

Profit for the period attributable to:
Owners of the parent	444,102	582,169
Non-controlling interests	27,796	34,034

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	257.21	337.92

Condensed Consolidated Statements of Comprehensive Income

For the nine months ended December 31, 2020 and 2021

	Yen (millions)
	Nine months ended Dec. 31, 2020	Nine months ended Dec. 31, 2021
Profit for the period	471,898	616,203
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	64,000	78,760
Share of other comprehensive income of investments accounted for using the equity method	613	113
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	127	(97)
Exchange differences on translating foreign operations	(114,008)	219,152
Share of other comprehensive income of investments accounted for using the equity method	5,772	43,385

Total other comprehensive income, net of tax	(43,496)	341,313

Comprehensive income for the period	428,402	957,516

Comprehensive income for the period attributable to:
Owners of the parent	394,202	918,110
Non-controlling interests	34,200	39,406

Condensed Consolidated Statements of Income

For the three months ended December 31, 2020 and 2021

	Yen (millions)
	Three months ended Dec. 31, 2020	Three months ended Dec. 31, 2021
Sales revenue	3,771,569	3,688,785
Operating costs and expenses:
Cost of sales	(2,940,964)	(2,924,975)
Selling, general and administrative	(381,019)	(329,644)
Research and development	(171,851)	(204,717)

Total operating costs and expenses	(3,493,834)	(3,459,336)

Operating profit	277,735	229,449

Share of profit of investments accounted for using the equity method	102,274	49,788
Finance income and finance costs:
Interest income	4,695	7,657
Interest expense	(2,014)	(3,241)
Other, net	3,733	1,189

Total finance income and finance costs	6,414	5,605

Profit before income taxes	386,423	284,842
Income tax expense	(87,094)	(77,240)

Profit for the period	299,329	207,602

Profit for the period attributable to:
Owners of the parent	284,051	192,960
Non-controlling interests	15,278	14,642

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	164.51	112.42

Condensed Consolidated Statements of Comprehensive Income

For the three months ended December 31, 2020 and 2021

	Yen (millions)
	Three months ended Dec. 31, 2020	Three months ended Dec. 31, 2021
Profit for the period	299,329	207,602
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	45,754	20,742
Share of other comprehensive income of investments accounted for using the equity method	1,040	(1,207)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	13	(79)
Exchange differences on translating foreign operations	(36,418)	182,103
Share of other comprehensive income of investments accounted for using the equity method	5,297	16,709

Total other comprehensive income, net of tax	15,686	218,268

Comprehensive income for the period	315,015	425,870

Comprehensive income for the period attributable to:
Owners of the parent	296,866	403,390
Non-controlling interests	18,149	22,480

[3] Condensed Consolidated Statements of Changes in Equity

For the nine months ended December 31, 2020

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2020	86,067	171,823	(273,940)	8,142,948	(114,639)	8,012,259	273,764	8,286,023

Comprehensive income for the period
Profit for the period				444,102		444,102	27,796	471,898
Other comprehensive income, net of tax					(49,900)	(49,900)	6,404	(43,496)

Total comprehensive income for the period				444,102	(49,900)	394,202	34,200	428,402
Reclassification to retained earnings				353	(353)	—		—
Transactions with owners and other
Dividends paid				(100,181)		(100,181)	(40,766)	(140,947)
Purchases of treasury stock			(4)			(4)		(4)
Disposal of treasury stock			124			124		124
Share-based payment transactions		203				203		203
Equity transactions and others							2,251	2,251

Total transactions with owners and other		203	120	(100,181)		(99,858)	(38,515)	(138,373)

Balance as of December 31, 2020	86,067	172,026	(273,820)	8,487,222	(164,892)	8,306,603	269,449	8,576,052

For the nine months ended December 31, 2021

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2021	86,067	172,049	(273,786)	8,901,266	196,710	9,082,306	290,533	9,372,839

Comprehensive income for the period
Profit for the period				582,169		582,169	34,034	616,203
Other comprehensive income, net of tax					335,941	335,941	5,372	341,313

Total comprehensive income for the period				582,169	335,941	918,110	39,406	957,516
Reclassification to retained earnings				(39)	39	—		—
Transactions with owners and other
Dividends paid				(188,402)		(188,402)	(43,148)	(231,550)
Purchases of treasury stock			(62,756)			(62,756)		(62,756)
Disposal of treasury stock			442			442		442
Share-based payment transactions		(174)				(174)		(174)
Equity transactions and others		13,679	7,657			21,336	(21,336)	—

Total transactions with owners and other		13,505	(54,657)	(188,402)		(229,554)	(64,484)	(294,038)

Balance as of December 31, 2021	86,067	185,554	(328,443)	9,294,994	532,690	9,770,862	265,455	10,036,317

[4] Condensed Consolidated Statements of Cash Flows

For the nine months ended December 31, 2020 and 2021

	Yen (millions)
	Nine months ended Dec. 31, 2020	Nine months ended Dec. 31, 2021
Cash flows from operating activities:
Profit before income taxes	658,707	845,238
Depreciation, amortization and impairment losses excluding equipment on operating leases	444,545	457,989
Share of profit of investments accounted for using the equity method	(204,570)	(157,034)
Finance income and finance costs, net	52,741	(42,769)
Interest income and interest costs from financial services, net	(99,425)	(119,818)
Changes in assets and liabilities
Trade receivables	6,927	100,704
Inventories	88,067	(200,804)
Trade payables	78,928	(58,880)
Accrued expenses	(72,394)	(136,753)
Provisions and retirement benefit liabilities	86,077	(131,115)
Receivables from financial services	(11,553)	321,333
Equipment on operating leases	(118,989)	620
Other assets and liabilities	(151,391)	(35,454)
Other, net	(608)	(7,053)
Dividends received	119,642	110,049
Interest received	177,097	179,173
Interest paid	(83,502)	(69,296)
Income taxes paid, net of refunds	(144,107)	(108,326)

Net cash provided by operating activities	826,192	947,804
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(227,151)	(198,762)
Payments for additions to and internally developed intangible assets	(165,830)	(126,575)
Proceeds from sales of property, plant and equipment and intangible assets	4,680	16,057
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired	2,230	—
Payments for acquisitions of investments accounted for using the equity method	(110,747)	—
Proceeds from sales of investments accounted for using the equity method	10,376	—
Payments for acquisitions of other financial assets	(311,873)	(409,524)
Proceeds from sales and redemptions of other financial assets	134,639	337,025

Net cash used in investing activities	(663,676)	(381,779)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	6,992,681	5,863,983
Repayments of short-term financing liabilities	(6,781,179)	(6,106,635)
Proceeds from long-term financing liabilities	1,356,619	1,229,804
Repayments of long-term financing liabilities	(1,304,276)	(1,328,446)
Dividends paid to owners of the parent	(100,181)	(188,402)
Dividends paid to non-controlling interests	(34,134)	(41,722)
Purchases and sales of treasury stock, net	120	(62,314)
Repayments of lease liabilities	(47,584)	(58,406)
Other, net	(555)	—

Net cash provided by (used in) financing activities	81,511	(692,138)
Effect of exchange rate changes on cash and cash equivalents	(43,091)	58,544

Net change in cash and cash equivalents	200,936	(67,569)
Cash and cash equivalents at beginning of year	2,672,353	2,758,020

Cash and cash equivalents at end of period	2,873,289	2,690,451

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Life Creation and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Segment information based on products and services

As of and for the nine months ended December 31, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,258,173	6,207,728	1,853,641	227,171	9,546,713	—	9,546,713
Intersegment	—	153,209	9,520	14,270	176,999	(176,999)	—

Total	1,258,173	6,360,937	1,863,161	241,441	9,723,712	(176,999)	9,546,713

Segment profit (loss)	152,379	52,624	250,581	(8,584)	447,000	—	447,000

Segment assets	1,382,083	8,061,407	10,280,529	360,515	20,084,534	695,669	20,780,203
Depreciation and amortization	50,324	378,524	617,238	11,484	1,057,570	—	1,057,570
Capital expenditures	28,358	348,446	1,485,375	7,004	1,869,183	—	1,869,183

As of and for the nine months ended December 31, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,602,096	6,668,657	2,114,335	291,925	10,677,013	—	10,677,013
Intersegment	—	155,020	2,124	17,041	174,185	(174,185)	—

Total	1,602,096	6,823,677	2,116,459	308,966	10,851,198	(174,185)	10,677,013

Segment profit (loss)	232,395	188,547	258,149	(7,446)	671,645	—	671,645

Segment assets	1,465,871	8,795,380	10,914,940	385,776	21,561,967	687,812	22,249,779
Depreciation and amortization	49,127	381,128	661,252	12,728	1,104,235	—	1,104,235
Capital expenditures	30,189	287,082	1,639,003	10,501	1,966,775	—	1,966,775

For the three months ended December 31, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	490,857	2,585,190	614,549	80,973	3,771,569	—	3,771,569
Intersegment	—	52,925	3,097	5,434	61,456	(61,456)	—

Total	490,857	2,638,115	617,646	86,407	3,833,025	(61,456)	3,771,569

Segment profit (loss)	72,715	123,127	85,715	(3,822)	277,735	—	277,735

For the three months ended December 31, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	578,366	2,333,388	671,777	105,254	3,688,785	—	3,688,785
Intersegment	—	55,365	834	6,008	62,207	(62,207)	—

Total	578,366	2,388,753	672,611	111,262	3,750,992	(62,207)	3,688,785

Segment profit (loss)	84,258	71,443	81,335	(7,587)	229,449	—	229,449

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.
2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2020 and 2021 amounted to JPY 931,069 million and JPY 847,711 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the nine months ended December 31, 2020

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,559,844	5,200,322	350,963	2,124,773	310,811	9,546,713	—	9,546,713
Inter-geographic areas	1,189,865	270,594	121,711	329,638	4,509	1,916,317	(1,916,317)	—

Total	2,749,709	5,470,916	472,674	2,454,411	315,320	11,463,030	(1,916,317)	9,546,713

Operating profit (loss)	(31,386)	269,236	18,352	170,069	421	426,692	20,308	447,000

Assets	5,048,475	11,271,264	666,494	2,996,726	484,914	20,467,873	312,330	20,780,203
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	3,038,243	4,637,887	58,660	643,185	114,368	8,492,343	—	8,492,343

As of and for the nine months ended December 31, 2021

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,713,992	5,681,155	440,255	2,400,719	440,892	10,677,013	—	10,677,013
Inter-geographic areas	1,506,703	341,172	89,067	491,398	7,479	2,435,819	(2,435,819)	—

Total	3,220,695	6,022,327	529,322	2,892,117	448,371	13,112,832	(2,435,819)	10,677,013

Operating profit (loss)	26,663	414,075	17,764	232,250	18,642	709,394	(37,749)	671,645

Assets	5,250,120	12,310,903	553,219	3,491,191	505,794	22,111,227	138,552	22,249,779
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	3,006,685	5,196,501	55,887	667,201	133,948	9,060,222	—	9,060,222

For the three months ended December 31, 2020

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	559,587	2,068,582	114,672	892,829	135,899	3,771,569	—	3,771,569
Inter-geographic areas	518,693	99,268	58,881	136,149	1,887	814,878	(814,878)	—

Total	1,078,280	2,167,850	173,553	1,028,978	137,786	4,586,447	(814,878)	3,771,569

Operating profit (loss)	43,691	149,920	7,114	79,132	(1,653)	278,204	(469)	277,735

For the three months ended December 31, 2021

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	607,190	1,849,299	122,244	949,803	160,249	3,688,785	—	3,688,785
Inter-geographic areas	514,470	104,766	8,779	181,501	2,340	811,856	(811,856)	—

Total	1,121,660	1,954,065	131,023	1,131,304	162,589	4,500,641	(811,856)	3,688,785

Operating profit (loss)	11,614	134,619	4,897	98,383	1,575	251,088	(21,639)	229,449

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, China, India, Vietnam, Malaysia
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2020 and 2021 amounted to JPY 931,069 million and JPY 847,711 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.